SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

               DUKE REALTY LIMITED PARTNERSHIP
                      (Name of Issuer)

                    LIMITED PARTNER UNITS
               (Title of Class of Securities)

                             N/A
                       (CUSIP Number)

------------------------------------------------------------------------
CUSIP NO.:  N/A
------------------------------------------------------------------------
(1)  Names of reporting persons ....................   David R. Mennel
     S.S. or I.R.S. Identification  Nos. of
     above persons .................................   ###-##-####
------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group     (a)
                                                            ------------
                                                          (b)  x
                                                            ------------
------------------------------------------------------------------------
(3)  SEC use only ..................................
------------------------------------------------------------------------
(4)  Citizenship or place of organization ..........   United States
------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (5)  Sole voting power .......................     156,522
------------------------------------------------------------------------
     (6)  Shared voting power .....................   2,008,500
------------------------------------------------------------------------
     (7)  Sole dispositive power ..................     156,522
------------------------------------------------------------------------
     (8)  Shared dispositive power ................   2,008,500
------------------------------------------------------------------------
(9)  Aggregate amount beneficially owned by each
     reporting person ..............................  2,165,022
------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes
     certain shares (see instructions) .............
------------------------------------------------------------------------
(11) Percent of class represented by amount in Row (9)   20.05%
------------------------------------------------------------------------
(12) Type of reporting person (see instructions) ..        IN
------------------------------------------------------------------------


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

ITEM 1(a) Name of issuer:          Duke Realty Limited Partnership

ITEM 1(b) Address of issuer's principal
          executive offices:  8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

ITEM 2(a) Name of person filing:   David R. Mennel

ITEM 2(b) Address of principal business
          office or, if none, residence:
                              8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

ITEM 2(c) Citizenship:   United States

ITEM 2(d) Title of class of securities: Limited Partner Units

ITEM 2(e) CUSIP No.:     N/A

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  / /  Broker or dealer registered under Section 15 of the Act.
(b)  / /  Bank as defined in section 3(a)(6) of the Act.
(c)  / /  Insurance company as defined in section 3(a)(19) of the Act.
(d) / / Investment company registered under section 8 of the Investment Company Act.
(e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).
(g)  / /  Parent holding company, in accordance with
          section 240.13d-1(b)(ii)(G).
(h)  / /  Group, in accordance with section 240.13d-1(b)(ii)(H).

     Not applicable.

ITEM 4    OWNERSHIP
(a)  Amount beneficially owned:    2,165,022

(b)  Percent of class:   20.05%

(c)  Number of shares as to which such person has:

      (i) Sole power to vote or direct the vote:  156,522
     (ii) Shared power to vote or direct the vote: 2,008,500*
    (iii) Sole power to dispose or to direct the disposition
          of:            156,522
     (iv) Shared power to dispose or to direct the disposition of: 2,008,500*
          --------------

*Consists of Limited Partner Units owned by DMI Partnership.

ITEM 5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following / / .

ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

      Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10   CERTIFICATION

      Not applicable.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 8, 1999         /s/ David R. Mennel
                                   -----------------------------
                                       David R. Mennel
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